

March 26, 2021

Mario Rizzo
Executive Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

> **Re: The Allstate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **Form 8-K Dated February 3, 2021**
> **Filed February 3, 2021**
> **File No. 001-11840**

Dear Mr. Rizzo:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements
Note 4: Reportable Segments, page 142

1. In the table on page 145 you present more than one profit measure for each of your segments; underwriting income for your Property-Liability segments and adjusted net income for all your other segments as the first measure and net income applicable to common shareholders for each segment as the second measure. ASC 280-10-50-22 requires disclosure of a single measure of segment profit or loss and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss. As a result, please address the following:
   • Tell us which of the two sets of measures is your single measure of segment profit or

loss and explain why, referencing the authoritative literature you rely upon to support your position.
- Provide us proposed draft footnote disclosure to be included in future periodic reports that presents only that single measure of segment profit or loss and reconciles this measure to your consolidated income measure as required by ASC 280-10-50-30b.
- Tell us whether you intend to continue to disclose the second measure in your Management's Discussion and Analysis and, to the extent you anticipate doing so, represent to us that you will identify it as a non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Form 8-K Filed February 3, 2021

Exhibit 99.1; Registrant's press release dated February 3, 2021

2.   Please represent to us that in future earnings releases furnished on Forms 8-K you will revise your non-GAAP reconciliations on page 10 of this release to show each reconciling item before taxes and separately present and explain the aggregate income tax impact of the reconciling items. See Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Mark Brunhofer at (202)551-3638 or Sharon Blume at (202)551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance